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                           November 30, 2021

       Lisa A. Conte
       Chief Executive Officer and President
       Jaguar Health, Inc.
       200 Pine Street, Suite 400
       San Francisco, CA 94104

                                                        Re: Jaguar Health, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 22,
2021
                                                            File No. 333-261283

       Dear Ms. Conte:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jeffrey
Gabor at 202-551-2544 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Michael S. Lee, Esq.